Exhibit 2

Westpac 2009

Interim Financial Report

Disclosure regarding forward-looking statements

Some of the statements contained in this Interim Financial Report are forward-looking statements including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements include statements regarding our intent, belief or current expectations with respect to Westpac Banking Corporation’s (Westpac) business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. This Interim Financial Report uses words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on us will be those anticipated by management. Actual results may vary materially from those we expect, depending on the outcome of various factors. These factors include but are not limited to:

•                  impacts of the global financial crisis, including adverse conditions in global debt, equity and asset markets;

•                  the impact of the changes to our organisational structure and division of frontline personnel and senior management;

•                  our ability to successfully integrate St.George Bank Limited’s (St.George) business into our operations, including our ability to realise anticipated synergies and the costs of achieving those synergies;

•                  changes to our credit ratings;

•                  inflation, interest rate, exchange rate, market and monetary fluctuations;

•                  market liquidity and investor confidence;

•                  the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy;

•                  changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac conducts its operations;

•                  the effects of competition in the geographic and business areas in which Westpac conducts its operations;

•                  the ability to maintain or to increase market share and control expenses;

•                  the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

•                  technological changes;

•                  demographic changes and changes in political, social or economic conditions in any of the major markets in which Westpac operates;

•                  stability of Australian and international financial systems and disruptions to financial markets and any losses Westpac may experience as a result;

•                  our ability to complete, integrate or process acquisitions and dispositions; and

•                  various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made in this Interim Financial Report, refer to the section on ‘Principal risks and uncertainties’ in the Directors’ Report. When relying on forward- looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this Interim Financial Report, whether as a result of new information, future events or otherwise, after the date of this Interim Financial Report.

Web sites

Information contained in or otherwise accessible through the web sites mentioned in this Interim Financial Report does not form part of the report unless we specifically state that the information is incorporated by reference thereby forming part of the report. All references in this report to web sites are inactive textual references and are for information only.

Directors’ report

The Directors of Westpac present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2009.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below:

Edward Evans	Chairman since April 2007 and Director since November 2001
Gail Kelly	Managing Director and Chief Executive Officer since February 2008
John Curtis	Deputy Chairman and Director since December 2008
Elizabeth Bryan	Director since November 2006
Gordon Cairns	Director since July 2004
Peter Hawkins	Director since December 2008
Carolyn Hewson	Director since February 2003
Lindsay Maxsted	Director since March 2008
Graham Reaney	Director since December 2008
Peter Wilson	Director since October 2003

Review and results of the Group’s operations during the half year

The net profit of the Group for the half year ended 31 March 2009, after tax and minority interests, was $2,175 million, a decrease of $27 million compared to the net profit for the half year ended 31 March 2008 of $2,202 million. Basic earnings per share for the half year ended 31 March 2009 was 84.3 cents per share compared to 118.0 cents for the prior interim period ended 31 March 2008. The current half year includes the consequence of the merger with St.George; the net profit of St.George has been included as part of the Westpac Group result from the merger date (which for consolidation purposes was 17 November 2008, refer to Note 12) to the end of the reporting period. On a comparable basis excluding St.George, net profit decreased by $457 million.

Net interest income increased by $2,088 million to $5,558 million compared to the six months ended 31 March 2008. The increase is largely attributable to the merger with St.George with its contribution to net interest income being $1,125 million. After removing this effect, the increase of $963 million is driven by volume growth, with lending growth of $27.3 billion and customer deposit growth of $32.4 billion combined with improved margins.

Non-interest income increased by $101 million to $2,529 million compared to the six months ended 31 March 2008. Non- interest income excluding the impact of St.George decreased by $178 million compared to the prior comparable period. The half year ended 31 March 2008 included large one off items, namely a profit on the partial sale of BT Investment Management of $141 million and a profit from the receipt and redemption of shares in Visa Inc. of $295 million. After adjusting for these one off items, the movement between periods is driven by a reduction in wealth and equities earnings, a decline in transaction and account fees and interchange fees. Offsetting this decrease was an increase in financial markets income.

Operating expenses increased by $873 million from $2,556 million to $3,429 million. Operating expenses, excluding the impact of St.George, were $242 million higher compared to the half year ended 31 March 2008. The main reasons for the increase were a $54 million increase in credit card loyalty cost due to the Qantas Frequent Flyer withdrawal from the loyalty programme and a $77 million provision in respect of a long standing legal proceeding.

Impairment charges increased by $1,124 million from $433 million to $1,557 million. The substantial increase reflects both the impact of the merger ($156 million) as well as the deteriorated credit environment over the period.

The effective tax rate increased to 28.5% from 23.2% in the prior corresponding period primarily due to the prior period including a release of $20 million in provisions, the tax impact of policy holder losses and the recognition of capital gains tax.

An interim dividend for the half year ended 31 March 2009 of 56 cents per ordinary share, estimated to be $1,626 million has been determined and will be paid on 2 July 2009. The dividend will be fully franked. The current interim dividend is a decrease of 20% compared to the 2008 interim dividend which was also fully franked.

The result is impacted by the challenging operating environment and competitive landscape, with the economy dramatically slowing as the effects of the global financial crisis continue to work through, and local conditions in the markets that we operate in continuing to deteriorate.

Against this backdrop we have strengthened our capital position and delivered a sound financial performance supported by volume growth in loans and deposits and improved margins.

Significant events during the half year ended 31 March 2009

Merger with St.George Bank Limited

On 1 December 2008, Westpac completed its merger with St.George by way of scheme of arrangement. This merger, originally announced on 13 May 2008, was approved by holders of St.George ordinary shares on 13 November 2008 and subsequently approved by the Federal Court of Australia on 17 November 2008. Under the terms of the merger, holders of St.George ordinary shares received 1.31 Westpac ordinary shares for each St.George ordinary share held on the record date. Based on the closing price of Westpac ordinary shares on the Australian Securities Exchange on 17 November 2008 of $16.32 per ordinary share and the 742,594,256 Westpac ordinary shares issued to holders of St.George ordinary shares as at the record date, the total value of the Westpac ordinary shares issued to St.George ordinary shareholders was $12.1 billion.

Australian and New Zealand government guarantee schemes

In light of recent turbulence in the international financial system, the Australian and New Zealand governments have each announced guarantee arrangements for deposits and wholesale funding of eligible financial institutions, as described in more detail below. These arrangements are designed to promote financial system stability and ensure the continued flow of credit through those economies by supporting retail depositor confidence and assisting banks to continue to access funding at a time of considerable turbulence. They are also designed to ensure that eligible Australian and New Zealand financial institutions, respectively, are not placed at a disadvantage to their international competitors that can access similar government guarantees on bank debt.

The Australian Government announced on 12 October 2008 that it would guarantee the deposits in eligible Australian authorised deposit-taking institutions (ADIs) (including Westpac (and its foreign branches) and St.George) for a period of three years from 12 October 2008. In October 2008, the Banking Act 1959 (Australia) was amended to facilitate the guarantee of the first $1 million of ‘protected accounts’ held with an eligible ADI (including most deposits) without charge by establishing a financial claims scheme (FCS) to be administered by the Australian Prudential Regulation Authority (APRA). The FCS will apply to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to that ADI. The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain of APRA’s financial claims scheme costs connected with the ADI. The levy is imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

In November 2008 the Australian Government released the details and rules (Scheme Rules) of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding which, effective 28 November 2008, provides a guarantee facility for deposits of amounts over $1 million and wholesale funding of an eligible ADI, in return for a fee payable by the ADI. The wholesale funding guarantee is restricted to senior unsecured liabilities (which are not complex) issued domestically in Australia or off-shore and which meet certain other eligibility criteria.

Deposits above the $1 million threshold and wholesale funding will only have the benefit of the guarantee where an eligibility certificate has been issued by the Commonwealth of Australia in respect of those liabilities. Eligibility certificates have been issued in relation to a number of liabilities of Westpac, including certain deposit liabilities, certain short term funding liabilities and certain long term funding liabilities, and in relation to certain deposit liabilities of St.George. Details of issued eligibility certificates are available at the Reserve Bank of Australia-maintained website ‘www.guaranteescheme.gov.au/guaranteed-liabilities’.

A different fee applies to eligible ADIs in relation to deposits over $1 million and wholesale funding covered by the guarantee based on their long term credit rating. The fee applicable to Westpac and St.George, based on their current long term ratings by Standard and Poor’s of AA, is 70 basis points (or 0.70%) per annum.

The Australian Government has announced that the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding will be reviewed on an ongoing basis and revised if necessary.

The New Zealand Government announced on 12 October 2008 an opt-in deposit guarantee scheme under which it will guarantee deposits with participating New Zealand registered banks and non-bank deposit taking entities, with effect for a two year period from that date. Westpac New Zealand Limited (WNZL) has opted into the scheme and entered into a Crown Deed of Guarantee with the Crown on 11 November 2008, which was amended by a Supplemental Deed dated 24 November 2008 (together ‘NZ Guarantee’). As at the date of this report, Westpac Banking Corporation’s New Zealand branch has not opted into this scheme.

The NZ Guarantee extends to debt securities issued by WNZL in any currency (which includes deposits and other amounts lent to WNZL), other than debt securities issued to excluded creditors, which include financial institutions and related parties of a participating entity. It does not extend to subordinated debt obligations. The debt securities covered by the NZ Guarantee are limited to an amount of NZ$1 million per creditor per approved institution. Under the NZ Guarantee, WNZL was required to pay a fee of 10 basis points (or 0.1%) on the amounts owing to creditors covered by the NZ Guarantee to the extent that amount exceeded NZ$5 billion as at 12 October 2008. A similar additional fee is payable in respect of the position as at 12 October 2009.

On 1 November 2008, the New Zealand Government announced details of a wholesale funding guarantee facility to investment- grade financial institutions that have substantial New Zealand borrowing and lending operations (Facility). The Crown entered into a Crown Wholesale Funding Guarantee Facility Deed with WNZL on 23 February 2009 and has provided a Crown Wholesale Funding Guarantee in respect of WNZL dated the same date. The Facility operates on an opt-in basis, by institution and by instrument. Wholesale funding liabilities of WNZL (which can include amounts guaranteed by WNZL) will only have the benefit of the Facility where a Guarantee Eligibility Certificate has been issued in respect of those liabilities. A guarantee fee will be charged for each guarantee issued under the Facility, differentiated by the credit rating of the issuer, the term of the security being guaranteed and, in the case of issues with terms of more than one year, between New Zealand dollar and non-New Zealand dollar issues. The maximum term of securities guaranteed is five years. As at the date of this report, Westpac’s New Zealand branch has taken no action in relation to the Facility. WNZL has entered into the Facility Deed but has not made use of the Facility.

Further information about the NZ Guarantee and the Facility may be obtained from WNZL’s General Short Form Disclosure Statement for the three months ended 31 December 2008 and the New Zealand Treasury internet site ‘www.treasury.govt.nz’.

Capital transactions

Westpac undertook the following significant initiatives to increase its Tier 1 capital, which impacted ordinary share capital during the half year ended 31 March 2009:

•                  the issue of $2.5 billion worth of ordinary shares under a fully underwritten placement of ordinary shares completed in December 2008;

•                  the underwrite of 100% of Westpac’s dividend reinvestment plan in respect of the 2008 final dividend, which resulted in the issue of $887 million worth of ordinary shares to the underwriter, in addition to the ordinary shares issued to dividend reinvestment plan participants; and

•                  the issue of $441 million worth of ordinary shares under the Westpac share purchase plan, which was completed in February 2009.

Westpac also undertook the following initiatives during the half year ended 31 March 2009, which impacted loan capital:

•                  the acquisition of St.George’s SAINTS securities on 1 December 2008 as part of the merger with St.George for $350 million;

•                  the redemption of St.George’s SPS, CPS and CPS II Tier 1 securities on 31 March 2009 for a combined face value of $875 million; and

•                  the issue of $908 million worth of new non-innovative residual Tier 1 securities known as Westpac SPS II on 31 March 2009.

Principal risks and uncertainties

Our business activities are subject to risks that can adversely impact our business, future performance and financial condition. If any of the following risks actually occur, our business, results of operations or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and you could lose all or part of your investment. You should carefully consider the risks and the other information in this Interim Financial Report and our 2008 Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Adverse credit and capital market conditions may significantly affect our ability to meet liquidity needs, adversely affect our access to domestic and international capital markets and increase our cost of funding

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity for more than 18 months and we anticipate that the global financial markets are likely to remain volatile and uncertain in the short to medium term. We rely on credit and capital markets to fund our business. As of 31 March 2009, we obtained approximately 40%(1) of our total net funding from domestic and international wholesale markets. Since December 2008, we have utilised the guarantee of the Commonwealth of Australia under the Australian government guarantee scheme to obtain funding in the global capital markets. As a result of the current adverse global capital market conditions our funding costs have increased and accessing wholesale markets without the government guarantee, particularly in relation to longer-term securities, remains difficult. Continued instability in these market conditions may result in further increases in our funding costs and may limit our ability to replace, in a timely manner, maturing liabilities, which could adversely affect our ability to fund and grow our business.

In the event that our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and the sovereign credit ratings in Australia and New Zealand, and credit capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain funding at acceptable prices.

If Westpac is unable to source appropriate funding, we may be forced to reduce our lending or begin to sell liquid securities. Such actions would adversely impact our business, results of operations, liquidity, capital resources and financial condition.

For a more detailed description of liquidity risk, refer to the section ‘Liquidity and funding’ in our 2008 Annual Report.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength. In light of the difficulties in the banking sector and financial markets, the rating agencies have indicated they are watching global developments closely and if conditions continue to deteriorate, they may adjust the ratings of some or all of the major Australian banks. Moody’s has all the major Australian banks, including Westpac, on a negative outlook. In addition, a credit rating downgrade could be driven by the occurrence of one or more of the other risks identified in this section or by other events.

If we fail to maintain our current corporate credit ratings, this would adversely affect our cost of funds and related margins, liquidity, competitive position and our access to capital markets. In addition, any downgrade in the sovereign credit ratings of Australia and New Zealand may adversely affect Westpac’s ability to raise funds that have the benefit of a government guarantee

(1)  Comprised of wholesale funding and excess liquid assets.

under the relevant government guarantee schemes, or the cost of those funds. In turn, this could adversely affect our earnings, liquidity, access to capital markets and financial condition.

Any systemic shock in relation to the Australian, New Zealand or global financial systems could have adverse consequences for Westpac that would be difficult to predict and respond to

In the current volatile economic environment, there is a risk of a major systemic shock occurring that could have an adverse impact on the Australian, New Zealand or global financial systems. Such an event could have a material adverse effect on financial institutions such as Westpac, including the undermining of confidence in the financial systems, reducing liquidity and impairing access to funding. The nature and consequences of any such event are difficult to predict and there can be no guarantee that we could respond effectively to any such event.

Declining asset markets could adversely affect our operations or profitability

A continuation of the recent declines in global asset markets, including equity, property and other asset markets could impact our operations and profitability.

Declining asset prices impact our wealth management business and other asset holdings. In relation to our wealth management business, our earnings are, in part, dependent on asset values, such as the value of securities held or managed, and a further decline in asset prices could further negatively impact the earnings of the division. Declining asset prices could also impact customers and the value of security we hold against loans which may impact our ability to recover amounts owing to us if customers were to default.

Our business is substantially dependent on the Australian and New Zealand economies and we can give no assurance as to the likely future state of such economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on customer confidence, the state of the economy, the state of the home lending market and prevailing market interest rates in the countries we operate in.

We currently conduct the majority of our business in Australia and New Zealand. Consequently, our performance is influenced by the level and cyclical nature of business and home lending in these countries. These factors are in turn impacted by both domestic and international economic and political events. The ongoing dislocation in credit and capital markets has impacted global economic activity including the economies of Australia and New Zealand, which are in recession. This disruption has led to a slowdown in credit growth and a reduction in consumer and business confidence. If the downturn in the Australian and New Zealand economies continues for an extended period or becomes more severe, our results of operations, liquidity, capital resources and financial condition would be adversely affected. The economic conditions of other regions in which we conduct operations can also affect our future performance and have shown signs of significant deterioration.

An increase in defaults under our loan portfolio could adversely affect our results of operations, liquidity, capital resources and financial condition

Credit risk is a significant risk and arises primarily from our lending activities. The risk arises from the likelihood that some customers will be unable to honour their obligations to us, including the repayment of loans and interest. Credit exposures also include our dealings with, and holdings of, debt securities issued by other banks and financial institutions whose conditions may be impacted to varying degrees by continuing turmoil in the global financial markets.

We hold collective and individually assessed provisions for impaired assets. As a result of the current market and economic conditions, we have increased our impairment provisions and if economic conditions deteriorate further, some customers could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to further increase our provisioning. Such actions would diminish available capital and would adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion on our risk management procedures, including the management of credit risk, refer to the section ‘Risk management’ in our 2008 Annual Report.

There can be no assurance that actions of the Australian, New Zealand, United States and other foreign governments and other governmental and regulatory bodies to stabilise financial markets will achieve the intended effect

In response to the recent financial crises affecting the banking system and financial markets generally and deteriorating global financial conditions, on 12 October 2008, the Australian government announced that it will guarantee deposits and wholesale term funding of eligible Australian financial institutions and, in November 2008, it implemented the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding. See ‘Significant events during the half year ended 31 March 2009 - Australian and New Zealand government guarantee schemes’ for a description of the schemes. Stabilising actions have also been taken by governments and regulatory bodies in New Zealand, the United States, United Kingdom, Europe and other jurisdictions. We expect to continue to rely on the relevant government guarantee scheme to access the wholesale funding markets in the short to medium term.

The Australian Government has announced that the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding will be reviewed on an ongoing basis and revised if necessary. There can be no assurance as to whether any changes will have an adverse impact on our ability to obtain wholesale term funding in the future in reliance on the Commonwealth government guarantee. The ongoing impact of the stabilisation packages implemented by governments and regulators in New Zealand, the United States, United Kingdom, Europe and other jurisdictions are equally uncertain. There can be no assurance as to what impact such regulatory actions will have on financial markets, consumer and investor confidence, or the extreme levels of volatility currently being experienced. Further declines in consumer and investor confidence and continued uncertainty and volatility could materially adversely affect our business, financial condition and results of operations.

We face intense competition in all aspects of our business

We compete, both domestically and internationally, with asset managers, retail and commercial banks, investment banking firms, brokerage firms, and other investment service firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. In recent years, competition has also increased as large insurance and banking industry participants have sought to establish themselves in markets that are perceived to offer higher growth potential and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships. If we are unable to compete effectively in our various businesses and markets, our business, results of operations and financial condition would be adversely affected.

For more detail on how we address competitive pressures refer to the section ‘Competition’ in our 2008 Annual Report.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our overall financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. The recent levels of market volatility increased our estimated earnings at risk as measured by value at risk (VaR)(1). If we were to suffer substantial losses due to any market volatility, including the volatility brought about by the current global credit crisis, it would adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion of our risk management procedures, including the management of market risk, refer to the section ‘Risk management’ in our 2008 Annual Report.

We could suffer losses due to operational risks or environmental factors

As a financial services organisation we are exposed to a variety of other risks including those resulting from process error, fraud, information technology instability and failure, system failure, security and physical protection, customer services, staff competence, external events (including fire, flood or pandemic) that cause material damage, impact on our operations or adversely affect demand for our products and services, and product development and maintenance. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the section ‘Risk management’ in our 2008 Annual Report.

Our businesses are highly regulated and we could be adversely affected by changes in regulations and regulatory policy

Compliance risk arises from the regulatory standards that apply to us as an institution. All of our businesses are highly regulated in the jurisdictions in which we do business. We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including changes to accounting standards - for example, refer to sections ‘Changes in accounting policies’, ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting policies’) and industry codes of practice, as well as meeting our ethical standards. The nature and impact of future changes in such policies are not predictable and are beyond our control.

It is likely that the recent global financial crisis will lead to changes in regulation in most markets in which we operate, particularly for financial companies. These changes may include, for example, changes in capital adequacy requirements, accounting and reporting requirements, liquidity regulation, regulation relating to remuneration, or changes in the oversight approach of regulators in the markets in which we operate. In the current economic conditions, it is also possible that governments in jurisdictions in which we do business or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national and systemic stability.

We anticipate that the current uncertain economic environment may also result in increased litigation, which creates the potential for legal decisions that result in unanticipated changes in law and may result in regulators making material changes to existing regulatory policies to address or enforce such changes in law.

Changes in law, regulations or regulatory policy could adversely affect one or more of our businesses, including limiting our ability to do business, and could require us to incur substantial costs to comply or impact our capital requirements. The failure to comply with applicable regulations could result in fines and penalties or limitations on our ability to do business. These costs, expenses and limitations could have a material adverse affect on our business, financial performance or financial condition.

Reputational damage could harm our business and prospects

Various issues may give rise to reputational risk and cause harm to our business and our prospects. These issues include appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money laundering laws, trade sanctions legislation, privacy laws, information security policies, sales and trading practices and conduct by companies in which we hold strategic investments. Failure to address these issues appropriately could also give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or harm our reputation among our customers and our investors in the marketplace.

(1)          VaR is the potential loss in earnings from adverse market movements, calculated by Westpac using a 99% confidence level with a minimum of one year of historical rate data and a one-day time horizon.

We could suffer losses if we fail to syndicate or sell down underwritten equity securities

As a financial intermediary we underwrite listed and unlisted equity securities. Equity underwriting activities include the development of solutions for corporate and institutional customers who need equity capital and investor customers who have an appetite for equity-based investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants.

Other risks

Other risks that can adversely impact our performance and our financial condition include insurance risk, model risk, business risk and contagion risk. Refer to the section ‘Corporate governance’ in our 2008 Annual Report for more information on these risks.

Risks relating to the integration of St.George

We may fail to realise the business growth opportunities, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with, the merger and our results of operations, financial condition and the price of our securities may suffer

As a result of the merger with St.George, we expect to increase our revenue and reduce operating expense growth of the combined business. In order to achieve these synergies we estimate we will incur approximately $700 million in integration costs. There is no assurance that we will be able to achieve the business growth opportunities, cost savings and other benefits we anticipate from the merger with St.George. This may be because the assumptions upon which we assessed the merger, including the anticipated benefits and the factors we used to determine the merger consideration, may prove to be incorrect.

Unanticipated delays in the integration of our operations may impact our assumptions regarding the benefits we expect to derive from the merger and may delay such benefits. In addition, we may incur greater costs than we have estimated in connection with the integration.

If we fail to achieve the business growth opportunities, cost savings and other benefits we anticipate from the merger, or we incur greater integration costs than we have estimated, our results of operations, financial condition and the price of our securities may be adversely affected.

The integration of our operations and those of St.George presents significant challenges that could delay or diminish the anticipated benefits of the merger

There are risks associated with the integration of two organisations of the size of Westpac and St.George. Particular areas of risk include: difficulties or unexpected costs relating to the integration of technology platforms, financial and accounting systems, and risk and other management systems of two organisations; difficulties or unexpected costs in realising synergies from the consolidation of head office and back office functions; higher than expected levels of customer attrition or market share loss arising as a result of the merger; unexpected losses of key personnel during or following the integration of the two businesses; possible conflict in the culture of the two organisations and decrease in employee morale; and potential damage to the reputation of brands due to actions from competitors, media and lobby groups in relation to the merger.

In addition, senior management of Westpac may be required to devote significant time to the process of integrating Westpac and St.George, which may decrease the time they have to manage the combined business.

If any of these risks should occur, or if there are unexpected delays in the integration process, the anticipated benefits of the merger may be delayed, achieved only in part, or not at all or at greater cost, which could have an adverse effect on our results of operations or financial condition.

The merger has resulted in additional concentration risk in the lending books of the combined business

The lending books of each of Westpac and St.George have exposures to a range of clients, assets, industries and geographies which, now that they are combined, has resulted in additional concentration risk.

The fair values associated with the assets and liabilities of St.George are subject to review and any revision in these values could materially adversely affect Westpac’s reported assets and liabilities

Due to the timing of the merger with St.George and the complexity of the merger accounting, the fair values currently established in relation to the identifiable assets and liabilities acquired and goodwill recognised are provisional as at 31 March 2009 and, as permitted by the applicable accounting standard, remain subject to further review during the 12 month period following the merger. As the accounting for the merger is completed over this 12 month period, these items are therefore subject to revision, which revisions may be material, after the date of this Interim Financial Report. As a result, it is possible that assets and liabilities as at 31 March 2009 that are disclosed in this report may be materially different if the fair values are subsequently revised.

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration as required under section 307 C of the Corporations Act 2001 is set out on page 10 and forms part of this report.

Rounding of amounts

ASIC Class Order 98/100 applies to Westpac and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

Responsibility Statement

The Directors of Westpac Banking Corporation confirm that to the best of their knowledge:

(i)             the condensed set of financial statements have been prepared in accordance with AASB 134 Interim Financial Reporting and are in compliance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board; and

(ii)          the Directors’ Report includes a fair review of the information required by the Disclosure and Transparency Rules 4.2.7R of the United Kingdom Financial Services Authority.

Signed in accordance with a resolution of the Board of Directors.

E.A. Evans	G.P. Kelly
Chairman	Managing Director and Chief Executive Officer

Sydney 6 May 2009

PricewaterhouseCoopers ABN 52 780 433 757

Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999 www.pwc.com/au

Auditor’s Independence Declaration

As lead auditor for the review of Westpac Banking Corporation for the half year ended 31 March 2009, I declare that to the best of my knowledge and belief, there have been:

a.               no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b.              no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

PricewaterhouseCoopers

I. L. Hammond Partner	Sydney, Australia 6 May 2009

Liability limited by a scheme approved under Professional Standards Legislation

Consolidated financial statements

Consolidated income statement for the half year ended 31 March 2009

Westpac Banking Corporation and its controlled entities

		Half Year Ended
		31 March	30 September	31 March
		2009	2008	2008
	Note	$m	$m	$m
Interest income		15,843	15,382	13,699
Interest expense		(10,285)	(11,630)	(10,229)
Net interest income		5,558	3,752	3,470
Non-interest income	2	2,529	1,955	2,428
Net operating income before operating expenses and impairment charges		8,087	5,707	5,898
Operating expenses	3	(3,429)	(2,899)	(2,556)
Impairment charges		(1,557)	(498)	(433)
Profit before income tax		3,101	2,310	2,909
Income tax expense		(885)	(613)	(674)
Net profit for the period		2,216	1,697	2,235
Net profit attributable to minority interests		(41)	(40)	(33)
Net profit attributable to equity holders of Westpac
Banking Corporation		2,175	1,657	2,202
Earnings per share (cents)
Basic	5	84.3	88.0	118.0
Diluted	5	81.1	85.5	115.2

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet as at 31 March 2009

Westpac Banking Corporation and its controlled entities

		As At
	Note	31 March 2009 $m	30 September 2008 $m	31 March 2008 $m
Assets
Cash and balances with central banks		3,866	4,809	4,109
Due from other financial institutions		24,494	21,345	30,094
Derivative financial instruments		50,877	34,810	22,859
Trading securities		30,581	39,534	24,688
Other financial assets designated at fair value		2,840	2,547	1,637
Available-for-sale securities		2,053	1,613	1,137
Loans for consumer purposes		277,205	187,245	173,755
Loans for business purposes		171,667	126,300	124,345
Life insurance assets		10,635	12,547	13,407
Regulatory deposits with central banks overseas		932	927	1,053
Goodwill and other intangible assets		11,594	2,989	3,071
Property, plant and equipment		853	505	492
Current tax assets		—	77	—
Deferred tax assets		1,583	756	827
Other assets		5,050	3,672	3,695
Total assets		594,230	439,676	405,169
Liabilities
Due to other financial institutions		11,842	15,861	13,776
Deposits at fair value		56,977	60,011	63,758
Deposits at amortised cost		265,256	173,719	159,719
Derivative financial instruments		50,216	24,970	19,627
Other trading liabilities and other financial liabilities designated at fair value		14,405	16,689	10,481
Debt issues		122,685	96,398	86,594
Acceptances		2,424	3,971	5,803
Current tax liabilities		1,289	—	469
Life insurance liabilities		10,039	11,953	12,738
Provisions		1,335	1,106	816
Other liabilities		9,003	6,809	5,685
Total liabilities excluding loan capital		545,471	411,487	379,466
Loan capital
Subordinated bonds, notes and debentures		8,929	6,545	5,672
Subordinated perpetual notes		568	486	425
Trust Preferred Securities 2004 (TPS 2004)		855	666	595
Stapled Preferred Securities (Westpac SPS)		1,022	1,021	—
Stapled Preferred Securities II (Westpac SPS II)		897	—	—
Total loan capital		12,271	8,718	6,692
Total liabilities		557,742	420,205	386,158
Net assets		36,488	19,471	19,011
Shareholders’ equity
Share capital:
Ordinary share capital		23,139	6,744	6,428
Treasury shares and RSP treasury shares		(189)	(151)	(170)
Reserves		319	256	245
Retained profits		11,287	10,698	10,588
Total equity attributable to equity holders of Westpac
Banking Corporation		34,556	17,547	17,091
Minority Interests		1,932	1,924	1,920
Total shareholders’ equity and minority interests		36,488	19,471	19,011
Contingent liabilities, contingent assets and credit commitments	8

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated financial statements

Consolidated statement of recognised income and expense for the half year ended 31 March 2009

Westpac Banking Corporation and its controlled entities

	Half Year Ended
	31 March	30 September	31 March
	2009	2008	2008
	$m	$m	$m
Gains/(losses) on available-for-sale securities:
Recognised in equity	(16)	(7)	40
Transferred to income statements	60	1	2
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(149)	(186)	(34)
Transferred to income statements	(34)	(10)	5
Defined benefit obligation actuarial gains/(losses) recognised in equity	(224)	(235)	(143)
Exchange differences on translation of foreign operations	132	99	(13)
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	(16)	(8)	(13)
Cash flow hedging reserve	57	62	5
Foreign currency translation reserve	(17)	8	9
Net income recognised directly in equity	(207)	(276)	(142)
Profit attributable to equity holders	2,216	1,697	2,235
Total net income recognised for the period	2,009	1,421	2,093
Attributable to:
Members of the parent	1,968	1,381	2,060
Minority interests	41	40	33
Total net income recognised for the period	2,009	1,421	2,093

The above consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Consolidated cash flow statement for the half year ended 31 March 2009

Westpac Banking Corporation and its controlled entities

	Half Year Ended
	31 March	30 September	31 March
	2009	2008	2008
	$m	$m	$m
Cash flows from operating activities
Interest received	16,024	15,421	13,344
Interest paid	(9,616)	(11,325)	(10,064)
Dividends received excluding life business	10	12	3
Other non-interest income received	1,756	1,651	1,488
Operating expenses paid	(2,029)	(2,201)	(2,043)
Net decrease/(increase) in trading and fair value assets	15,744	(15,266)	(2,731)
Net (decrease)/increase in trading and fair value liabilities	(9,589)	6,165	2,305
Net decrease/(increase) in derivative financial instruments	19,686	(1,349)	(4,865)
Income tax paid excluding life business	(357)	(859)	(715)
Life business:
Receipts from policyholders and customers	1,298	1,324	1,322
Interest and other items of similar nature	27	15	21
Dividends received	192	609	239
Payments to policyholders and suppliers	(1,358)	(1,674)	(1,474)
Income tax paid	(43)	(23)	(57)
Net cash provided by/(used in) operating activities	31,745	(7,500)	(3,227)
Cash flows from investing activities
Proceeds from available-for-sale securities	2,987	2,379	2,135
Purchase of available-for-sale securities	(1,084)	(2,929)	(1,946)
Net (increase)/decrease in:
Due from other financial institutions	1,032	9,115	(1,739)
Loans	(16,524)	(16,329)	(22,869)
Life insurance assets	17	71	396
Regulatory deposits with central banks overseas	98	240	(321)
Other assets	2,994	4,186	(878)
Purchase of intangible assets	(139)	(200)	(113)
Purchase of property, plant and equipment	(117)	(114)	(81)
Proceeds from disposal of property, plant and equipment	—	44	20
Controlled entities and businesses disposed, net of cash held	—	—	70
Partial disposal of controlled entities	—	—	229
Controlled entities and businesses acquired, net of cash held and transaction costs	378	—	(137)
Net cash used in investing activities	(10,358)	(3,537)	(25,234)
Cash flows from financing activities
Issue of loan capital (net of issue costs)	897	1,540	—
Redemption of loan capital	(1,869)	—	(1,064)
Proceeds from share placement and share purchase plan	2,890	—	—
Proceeds from exercise of employee options	2	14	15
Purchase of shares on exercise of employee options and rights	(10)	(59)	(73)
Net increase/(decrease) in:
Due to other financial institutions	(10,935)	1,055	4,707
Deposits	8,552	8,755	21,589
Debt issues	(19,457)	1,015	5,802
Other liabilities	(1,617)	410	300
Purchase of treasury shares	(35)	—	(73)
Sale of treasury shares	—	19	17
Payment of dividends - Westpac shareholders	(887)	(952)	(920)
DRP underwritten	887	—	—
Payments of dividends - St.George shareholders	(708)	—	—
Payment of dividends to minority interests	(40)	(48)	(25)
Net cash (used in)/provided by financing activities	(22,330)	11,749	30,275
Net (decrease)/increase in cash and cash equivalents	(943)	712	1,814
Effect of exchange rate changes on cash and cash equivalents	—	(12)	52
Cash and cash equivalents as at the beginning of the period	4,809	4,109	2,243
Cash and cash equivalents as at the end of the period	3,866	4,809	4,109

The above consolidated cash flow should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation are provided in Note 9.

Notes to the consolidated financial statements

Note 1. Basis of preparation of interim financial report

This general purpose interim financial report for the half year ended 31 March 2009 has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), AASB 134 Interim Financial Reporting (AASB 134), other authoritative pronouncements of the Australian Accounting Standards Board (AASB), Urgent Issues Group Interpretations and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this interim report is to be read in conjunction with the annual report for the year ended 30 September 2008 and any relevant public announcements made by Westpac during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

The accounting policies and methods of computation adopted in this interim financial report are the same as those in the previous financial year and corresponding interim reporting period, unless specifically noted.

These consolidated financial statements also comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

Comparative information is restated where appropriate to enhance comparability.

The consolidated interim financial report was authorised for issue by the Board of Directors on 6 May 2009.

ASIC Class Order 98/100 applies to Westpac, and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

Changes in accounting policies

The following standards, interpretations and amendments have been adopted in the 2009 financial year:

Interpretation 13 Customer Loyalty Programmes was adopted with effect from 1 October 2007. Interpretation 13 addresses how companies that grant their customers loyalty award credits when buying goods and services should account for their obligation to provide free or discounted goods and services, if and when customers redeem the points. Interpretation 13 requires the entity to allocate some of the proceeds of the initial sale to awards credits and recognise these proceeds as revenue when the provision of free goods or services is fulfilled. The change in accounting policy has been applied retrospectively in accordance with the transitional provisions of the Interpretation. As a result of this amendment at 1 October 2007 retained earnings decreased by $34 million and the deferred revenue balance increased by $48 million with deferred tax asset balance increasing by $14 million. The revised interpretation resulted in an increase to non interest income of $181 million for the six months ended 31 March 2009 ($81 million for the six months ended 30 September 2008, $104 million for the six months ended 31 March 2008) and an increase in operating expenses of $158 million for the six months ended 31 March 2009 ($81 million for the six months ended 30 September 2008, $104 million for the six months ended 31 March 2008).

With effect from 1 October 2007, the Group changed its accounting treatment for actuarial gains and losses on its employee defined benefit superannuation plans. The revised policy brings to account all unrecognised actuarial gains/losses outside of the profit and loss directly in the statement of recognised income and expenses. At 30 September 2007 the defined benefit obligation decreased by $158 million and retained earnings increased by $111 million. Previously the Group applied the corridor approach. At 31 March 2009 the cumulative change resulted in a decrease to retained earnings of $491 million and an increase in the retirement benefit deficit balance of $702 million (30 September 2008: decrease in retained earnings of $267 million and an increase in retirement benefit deficit balance of $381 million, 31 March 2008: decrease in retained earnings of $32 million and an increase in retirement benefit deficit balance of $46 million). Deferred tax entries have been recognised for the difference between the change to retained earnings and the retirement benefit deficit balance.

In October 2008 the AASB and IASB issued an amendment to AASB 139 Financial Instruments: Recognition and Measurement (AASB 139), in response to the global financial crisis. The amendment permits the reclassification of certain financial instruments in limited circumstances. Westpac has not made use of this amendment in this interim financial report.

Critical accounting assumptions and estimates

The following are additional critical accounting assumptions and estimates to those set out in the Westpac annual report for the year ended 30 September 2008.

Income taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group estimates its tax liabilities based on the Group’s understanding of the tax law. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period where such determination is made.

St.George Bank Limited merger

The merger with St.George has been accounted for on a provisional basis using the purchase method of accounting. All the identifiable assets and liabilities of St.George are required to be initially recognised by the Westpac Group at their fair value on the date of the merger. This involves additional critical accounting assumptions, judgements and estimates that may have a material impact on the Westpac Group financial statements. The assets and liabilities recognised by the Westpac Group following the merger with St.George are set out in Note 12.

Note 1. Basis of preparation of interim financial report (continued)

Intangible assets

Identifiable intangible assets that are not normally recognised are required to be identified and measured at their fair value. This involves the use of judgements, estimates and assumptions about how customers will act and products perform in the future, based largely on past experience and contractual arrangements.

The following material identifiable intangible assets have been recognised:

•                  core deposit intangible;

•                  brand names;

•                  distribution relationships financial planners; and

•                  customer relationships credit cards.

Financial assets and liabilities

The fair value of all of St.George’s financial assets and financial liabilities has been estimated. Many of these assets and liabilities are not normally traded in active markets. The recent global credit and capital market conditions that have experienced extreme volatility, disruption and decreased liquidity has increased the level of management judgement required in determining the fair value of St.George’s financial assets and financial liabilities.

Tax consolidation

Following the redemption of St.George’s hybrid instruments, namely the St.George CPS, St.George CPS II and St.George SPS, on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. This will result in the reset of the tax base of certain St.George assets as of that date.

In order to determine the impact of St.George joining the Westpac tax consolidated group the fair value of St.George and the fair value of its identifiable assets and liabilities will need to be determined as at 31 March 2009. This will require management to make similar critical assumptions, judgements and estimates that are involved in determining the fair value of identifiable assets and liabilities on the date of the acquisition.

No adjustment has been made to estimate the reset tax base of St.George’s assets for the purposes of preparing these interim financial statements, as the valuation work to determine the financial effect of joining the Westpac tax consolidated group has not been finalised. When the reset tax bases are finalised, they may result in material adjustments to certain deferred tax balances recognised by the Group with corresponding adjustments to goodwill or the reported results of the Group depending on when the deferred tax balances arose.

Future developments in accounting policies

The following new standards and interpretations have been issued, but are not yet effective and have not been early adopted by the Group:

A revised AASB 3 Business Combinations and amended AASB 127 Consolidated and Separate Financial Statements were issued by the Australian Accounting Standards Board in March 2008. The revisions to the standards apply prospectively to business combinations and will be effective for the 30 September 2010 financial year end. The main changes under the standards are that:

•                  acquisition related costs are recognised as an expense in the income statement in the period they are incurred;

•                  earn-outs and contingent considerations will be measured at fair value at the acquisition date, however remeasurement in the future will be recognised in the income statement;

•                  step acquisitions, impacting equity interests held prior to control being obtained, are remeasured to fair value, with gains and losses being recognised in the income statement. Similarly where control is lost, any difference between the fair value of the residual holding and its carrying value is recognised in the income statement; and

•                  while control is retained, transactions with minority interests would be treated as equity transactions.

AASB 101 is a revised standard applicable to the Group in the 2010 financial year. The amendments affect the presentation of owner changes in equity and of comprehensive income. They do not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

Amendments to AASB 132 and AASB 101 were issued in February 2008 and will require some puttable financial instruments and some financial instruments, which impose on the entity an obligation to deliver to another party a pro rata share of the net assets on liquidation, to be classified as equity. The amendment is applicable to the Group in the 2010 financial year and is not expected to have a material impact.

AASB 8 Operating Segments was issued in February 2007. The standard applies to the Group for the 2010 financial year. The standard replaces AASB 114 and will further align operating segment reporting with internal reporting to key management personnel. The amendment is not expected to have a material impact on the Group’s segment reporting.

Notes to the consolidated financial statements

Note 2. Non-interest income

	Half Year Ended
	31 March	30 September	31 March
	2009	2008	2008
	$m	$m	$m
Fees and commissions	1,302	1,022	1,038
Wealth management and insurance income	630	567	475
Trading income	666	344	388
Other income (1)	(69)	22	527
Total non-interest income	2,529	1,955	2,428

(1)          31 March 2008 Other income includes profit from the partial sale of BT Investment Management of $141 million and profit from the receipt and sale of shares in Visa Inc. of $295 million.

Note 3. Operating expenses

	Half Year Ended
	31 March	30 September	31 March
	2009	2008	2008
	$m	$m	$m
Salaries and other staff expenses	1,809	1,512	1,403
Equipment and occupancy expenses	430	559	336
Other expenses	1,190	828	817
Operating expenses	3,429	2,899	2,556

Note 4. Dividends

	Half Year Ended
	31 March	30 September	31 March
	2009	2008	2008
	$m	$m	$m
Recognised amounts
Ordinary dividends
2008 final dividend paid 72 cents per share (2007 68 cents per share) all fully franked at 30%	1,362	—	1,265
2008 interim dividend paid 70 cents per share fully franked at 30%	—	1,311	—
Total ordinary dividends	1,362	1,311	1,265
Unrecognised amounts
Since the end of the period the directors have determined the payment of the following ordinary dividend:
Ordinary shares 56 cents per share (30 September 2008 72 cents per share, 31 March 2008 70 cents per share) all fully franked at 30%	1,626	1,362	1,311

The amount disclosed as ‘recognised’ is the final dividend paid in respect of the previous financial year and the interim dividend paid in the previous financial year.

Note 5. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of Westpac by the weighted average number of ordinary shares on issue during the period, excluding the number of ordinary shares purchased by the Group and held as treasury shares and Restricted Share Plan (RSP) treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming conversion of all potential dilutive ordinary shares.

			Half Year Ended
	31 March		30 September		31 March
	2009		2008		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit	2,216	2,216	1,697	1,697	2,235	2,235
Net profit attributable to minority interests	(41)	(41)	(40)	(40)	(33)	(33)
Distribution on RSP treasury shares (1)	(2)	—	(3)	—	(1)	—
FIRsTS distributions	—	—	—	—	—	11
2004 TPS distributions	—	14	—	8	—	15
Westpac SPS	—	20	—	8	—	—
2007 convertible notes	—	18	—	13	—	26
Earnings	2,173	2,227	1,654	1,686	2,201	2,254
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	2,590	2,590	1,886	1,886	1,873	1,873
Effect of own shares held	(11)	(11)	(8)	(8)	(8)	(8)
Potential dilutive adjustment:
Exercise of options and vesting of restricted shares	—	6	—	7	—	8
Conversion of FIRsTS	—	—	—	—	—	14
Conversion of 2004 TPS	—	43	—	28	—	25
Westpac SPS	—	59	—	15	—	—
Conversion of 2007 convertible notes	—	58	—	43	—	44
Total weighted average number of ordinary shares	2,579	2,745	1,878	1,971	1,865	1,956
Earnings per ordinary share (cents)	84.3	81.1	88.0	85.5	118.0	115.2

(1)          RSP treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding, while the equity granted to employees remains unvested. Despite the share being unvested, employees are entitled to dividends and to voting rights on the shares. Consequently, a portion of the profit for the period is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

During the half year 1,079,369 (31 March 2008 2,883,678) options and performance share rights were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion.

In determining diluted earnings per share, options with an exercise price (including grant date fair value that will be expensed in future periods) greater than the average market price over the period have not been included, as these are not considered dilutive.

On 31 March 2009 Westpac issued 9,083,278 Westpac SPS II at $100 each, each consisting of a perpetual, unsecured, noncumulative subordinated note, stapled to a preference share. As the Westpac SPS II can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered, however given that the issue occurred on the last day of the reporting period and will not impact the calculations, they have not been included in the calculation for the six months ended 31 March 2009.

Notes to the consolidated financial statements

Note 6. Share capital

The total number of ordinary shares on issue as at 31 March 2009 by Westpac Banking Corporation was 2,910,561,741 (30 September 2008 1,894,285,984, 31 March 2008 1,878,261,869).

On 1 December 2008, Westpac completed its merger with St.George by way of a scheme of arrangement. St.George shareholders received 1.31 Westpac ordinary shares for every St.George ordinary share held on the record date. This resulted in the issue of 742,594,256 new Westpac ordinary shares at a fair value of $16.32 per share.

In addition during the half year ended 31 March 2009, the following ordinary shares were issued:

•                  to eligible staff under the Employee Share Plan, 481,568 ordinary shares issued for nil consideration;

•                  to equity holders in relation to the Dividend Reinvestment Plan (DRP), 29,622,866 ordinary shares at a price of $16.13;

•                  to the underwriter in relation to the DRP Underwriting Agreement, 53,567,061 ordinary shares at a price of $16.55;

•                  to organisations under the institutional placement in December 2008, 156,250,000 ordinary shares at a price of $16.00;

•                  to equity holders in relation to the Share Purchase Plan, 28,357,580 ordinary shares at a price of $15.56;

•                  to eligible executives and senior management under the Westpac Performance Plan upon exercise of performance share rights, 678,145 ordinary shares for nil consideration; and

•                  to the former shareholder of Hastings Funds Management Limited under the terms of the Deferred Sale Agreement, 553,479 ordinary shares at a price of $16.29.

During the half year ended 31 March 2009, 401,224 ordinary shares were purchased on market at an average purchase price of $17.77 and delivered to employees upon the exercise of the following options and performance share rights:

•                  under the Chief Executive Securities Agreement 2003, 135,160 performance share rights for nil consideration;

•                  to eligible executives and senior management under the Westpac Performance Plan, 60,989 performance options at an average exercise price of $16.34 and 163,075 performance share rights for nil consideration; and

•                  to senior officers under the Senior Officers’ Share Purchase Scheme, 42,000 options at an average exercise price of $11.69.

During the half year ended 31 March 2009, 495,069 ordinary shares were purchased on market at an average purchase price of $16.10 and allocated to eligible senior management under the RSP. Full entitlement to these shares does not vest until a service period has been completed. Unvested RSP shares are treated as treasury shares.

Note 7. Group segment information

The following segmental information is based on the new organisational structure including St.George. Details of this change in structure are discussed in our 2008 annual report. The comparative disclosures have been restated to reflect the new structure.

The basis of segment reporting reflects the management of the business within the Group, rather than the legal structure of the Group. The business segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each business segment. Inter-segment pricing is determined on an arms length basis.

Primary reporting - business segments

The business segments are defined by the customers they service and the services they provide. Westpac Retail and Business Banking is responsible for sales, marketing and customer service for all consumer and small-to-medium enterprise customers within Australia for Westpac. St.George Retail and Business Bank, which has been consolidated in the Group since 17 November 2008, is responsible for sales, marketing and customer service for all consumer, business and corporate customers within Australia for St.George. BT Financial Group Australia designs, produces, provides advice and services wealth management products to consumer and business customers in Australia. Westpac Institutional Bank is responsible for sales, service and product development for corporations and institutional customers either based in, or with interests in, Australia and New Zealand. New Zealand Retail provides banking and wealth management sales and service to consumer and business customers in New Zealand. Other includes the results of Product and Operations, Technology, Group Treasury, Pacific Banking and Head Office functions. The majority of the direct operating expenses of Other are recharged back to the business segments as indicated in the internal charges line within operating expenses.

	Half Year Ended 31 March 2009
	Westpac Retail and Business Banking $m	St.George Retail and Business Bank $m	Westpac Institutional Bank $m	BT Financial Group Australia $m	New Zealand Retail $m	Other $m	Total $m
Revenue from external customers (1)	7,228	2,717	3,229	879	1,848	2,471	18,372
Internal revenue (2)	165	—	735	(5)	25	(920)	—
Total segment revenue	7,393	2,717	3,964	874	1,873	1,551	18,372
Interest income	6,545	2,465	2,511	273	1,670	2,379	15,843
Interest expense	(2,229)	(848)	(1,146)	(119)	(555)	(5,388)	(10,285)
Internal charges (2)	(1,906)	(691)	(484)	(45)	(599)	3,725	—
Net interest income	2,410	926	881	109	516	716	5,558
Non-interest income	683	252	718	606	178	92	2,529
Internal charges (2)	23	6	(13)	(15)	—	(1)	—
Net operating income before operating expenses and impairment charges	3,116	1,184	1,586	700	694	807	8,087
Depreciation and amortisation	(60)	(15)	(22)	(24)	(27)	(107)	(255)
Other non-cash expenses	(55)	(20)	(18)	(36)	(1)	(118)	(248)
Other operating expenses	(1,104)	(325)	(393)	(297)	(263)	(544)	(2,926)
Internal charges (2)	(259)	(131)	(57)	(52)	(12)	511	—
Total operating expenses before impairment charges	(1,478)	(491)	(490)	(409)	(303)	(258)	(3,429)
Impairment charges	(224)	(151)	(895)	(7)	(153)	(127)	(1,557)
Profit before income tax	1,414	542	201	284	238	422	3,101
Income tax expense	(424)	(162)	(65)	(88)	(68)	(78)	(885)
Minority interest	—	—	—	(2)	(2)	(37)	(41)
Profit attributable to shareholders of Westpac Banking Corporation	990	380	136	194	168	307	2,175
Total assets	204,262	117,302	132,970	24,589	40,102	75,005	594,230
Total liabilities	117,812	79,054	107,718	24,790	23,608	204,760	557,742
Acquisition of property, plant and equipment, goodwill and other intangible assets	813	5,645	760	1,435	31	140	8,824

(1)          Revenue from external customers comprise of interest income and non-interest income.

(2)          Internal charges are eliminated on consolidation.

Notes to the consolidated financial statements

Note 7. Group segment information (continued)

Primary reporting – business segments (continued)

	Half Year Ended 30 September 2008
	Westpac Retail and Business Banking $m	Westpac Institutional Bank $m	BT Financial Group Australia $m	New Zealand Retail $m	Other $m	Total $m
Revenue from external customers (1)	9,063	2,400	634	2,087	3,153	17,337
Internal revenue (2)	216	850	63	(235)	(894)	—
Total segment revenue	9,279	3,250	697	1,852	2,259	17,337
Interest income	8,306	2,570	87	1,898	2,521	15,382
Interest expense	(3,287)	(790)	(77)	(780)	(6,696)	(11,630)
Internal charges (2)	(2,793)	(1,111)	46	(639)	4,497	—
Net interest income	2,226	669	56	479	322	3,752
Non-interest income	757	(170)	547	189	632	1,955
Internal charges (2)	(89)	693	6	(10)	(600)	—
Net operating income before operating expenses and impairment charges	2,894	1,192	609	658	354	5,707
Depreciation and amortisation	(39)	(20)	(13)	(33)	(260)	(365)
Other non-cash expenses	(53)	(11)	(10)	(3)	(34)	(111)
Other operating expenses	(1,021)	(280)	(264)	(266)	(592)	(2,423)
Internal charges (2)	(292)	(148)	(33)	12	461	—
Total operating expenses before impairment charges	(1,405)	(459)	(320)	(290)	(425)	(2,899)
Impairment charges	(190)	(164)	(2)	(90)	(52)	(498)
Profit before income tax	1,299	569	287	278	(123)	2,310
Income tax expense	(390)	(160)	(85)	(86)	108	(613)
Minority interest	—	—	(3)	(2)	(35)	(40)
Profit attributable to shareholders of Westpac Banking Corporation	909	409	199	190	(50)	1,657
Total assets	193,925	119,040	22,660	39,939	64,112	439,676
Total liabilities	106,832	82,704	23,967	23,534	183,168	420,205
Acquisition of property, plant and equipment, goodwill and other intangible assets	35	32	27	54	179	327

(1)          Revenue from external customers comprise of interest income and non-interest income.

(2)          Internal charges are eliminated on consolidation.

Note 7. Group segment information (continued)

Primary reporting – business segments (continued)

	Half Year Ended 31 March 2008
	Westpac Retail and Business Banking $m	Westpac Institutional Bank $m	BT Financial Group Australia $m	New Zealand Retail $m	Other $m	Total $m
Revenue from external customers (1)	8,032	2,439	615	1,953	3,088	16,127
Internal revenue (2)	187	586	(8)	54	(819)	—
Total segment revenue	8,219	3,025	607	2,007	2,269	16,127
Interest income	7,254	2,285	74	1,777	2,309	13,699
Interest expense	(2,789)	(721)	2	(721)	(6,000)	(10,229)
Internal charges (2)	(2,404)	(985)	(21)	(565)	3,975	—
Net interest income	2,061	579	55	491	284	3,470
Non-interest income	778	154	541	176	779	2,428
Internal charges (2)	(90)	433	2	—	(345)	—
Net operating income before operating expenses and impairment charges	2,749	1,166	598	667	718	5,898
Depreciation and amortisation	(37)	(8)	(11)	(30)	(75)	(161)
Other non-cash expenses	(63)	(8)	(16)	—	(17)	(104)
Other operating expenses	(991)	(279)	(263)	(270)	(488)	(2,291)
Internal charges (2)	(291)	(148)	(35)	(9)	483	—
Total operating expenses before impairment charges	(1,382)	(443)	(325)	(309)	(97)	(2,556)
Impairment charges	(162)	(177)	(2)	(53)	(39)	(433)
Profit before income tax	1,205	546	271	305	582	2,909
Income tax expense	(362)	(159)	(70)	(99)	16	(674)
Minority interest	—	—	(1)	(1)	(31)	(33)
Profit attributable to shareholders of Westpac Banking Corporation	843	387	200	205	567	2,202
Total assets	180,893	106,719	22,211	40,087	55,259	405,169
Total liabilities	98,595	72,703	21,272	23,764	169,824	386,158
Acquisition of property, plant and equipment, goodwill and other intangible assets	159	25	10	17	136	347

(1)          Revenue from external customers comprise of interest income and non-interest income.

(2)          Internal charges are eliminated on consolidation.

Note 8. Contingent liabilities, contingent assets and credit commitments

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and to manage its own risk profile. These financial instruments include commitments to extend credit, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support, both on and off-balance sheet, financial instruments with credit risk. The Group evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty.

Notes to the consolidated financial statements

Note 8. Contingent liabilities, contingent assets and credit commitments (continued)

Off-balance sheet credit-risk related financial instruments are as follows:

	Contract or Notional Amount
	31 March	30 September	31 March
	2009	2008	2008
Credit-risk related instruments
Standby letters of credit and financial guarantees (1)	5,487	5,167	5,389
Trade letters of credit (2)	1,019	1,322	1,148
Non-financial guarantees (3)	7,026	7,410	7,180
Commitments to extend credit:
Residual maturity less than one year	56,758	38,738	39,549
Residual maturity one year or more	76,535	57,206	52,634
Other commitments (4)	1,922	1,746	1,734
Total credit-risk-related instruments	148,747	111,589	107,634

(1)          Includes $2.2 billion (30 September 2008 $2.2 billion, 31 March 2008 $2.3 billion) cash collateralised guarantees.

(2)          Trade letters of credit are for terms up to one year secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.

(3)          Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.

(4)          Other commitments include underwriter facilities and commitments with certain drawdowns.

Contingent assets

The credit commitments shown in the above table also constitute contingent assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event eventuating.

Additional liabilities and commitments

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate within the credit litigation provision.

Bell Group of companies

Westpac is one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990 s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009. Westpac was found liable to repay its share of the monies received from the Bell Group plus interest. Before allowance is made for recoveries of money in the liquidation as mentioned in the next sentence, Westpac’s liability is likely to be approximately $185 million after taking into account its arrangements with the other banks. Westpac is entitled to prove in the liquidation of the Bell Group but the amount of its recovery, although anticipated to be considerable, is uncertain at this stage. The banks intend to appeal the decision. No further information is disclosed due to the sensitive nature of this litigation.

Depositary Capital Securities

St.George has appealed to the full Federal Court against a 2007 decision in favour of the Australian Taxation Office in relation to assessments for income tax years 1999 to 2003. The dispute centres around the tax deductibility of interest payments made in connection with a 1997 hybrid capital raising through a St.George US subsidiary company. The amount in dispute is $117 million. St.George’s appeal was heard on 26 to 28 November 2008. Judgment was reserved and is anticipated in the first half of the 2009 calendar year. This matter has been fully provided for and the full judgment amount paid to the Australian Taxation Office.

New Zealand Commerce Commission

The New Zealand Commerce Commission’s proceedings against Westpac New Zealand Limited and The Warehouse Financial Services Limited (members of the Westpac Group) are ongoing. Visa International, Cards NZ Limited, MasterCard International and all New Zealand issuers of Visa and MasterCard credit cards are also defendants. The proceedings allege that the setting of interchange fees and rules (relating to honour all cards, no surcharge, access and no discrimination) amount to price fixing or alternatively have the effect of substantially lessening competition in the New Zealand market in breach of the Commerce Act 1986. The proceedings seek to declare the conduct illegal and impose unspecified monetary penalties. In addition, similar proceedings issued by a number of New Zealand retailers against the same defendants are ongoing. These proceedings also seek to declare the conduct illegal and an enquiry into damages. Damages awarded, if any, would be in addition to any penalties imposed under the Commerce Act 1986 in the event the Commerce Commission is successful in the proceedings described above. Both proceedings are being defended. The extent of any possible liability can not be reliably calculated and accordingly no provision has been made. The proceedings are scheduled for hearing in October 2009.

Note 8. Contingent liabilities, contingent assets and credit commitments (continued)

New Zealand Inland Revenue Department

The New Zealand Inland Revenue Department (NZIRD) has reviewed a number of structured finance transactions undertaken in New Zealand. Following the review, the NZIRD issued amended assessments for the 1999 to 2005 tax years in relation to nine transactions undertaken between 1998 and 2002. The overall primary tax in dispute is approximately NZ$586 million (A$485 million). With interest (net of tax) this increases to approximately NZ$903 million (A$748 million) (interest calculated to 31 March 2009). Proceedings disputing all amended assessments have commenced. Westpac is confident that the tax treatment applied in all cases is correct. A ruling was sought from the NZIRD on an early transaction in 1999. Following extensive review by the NZIRD, the ruling was issued in 2001. The principles underlying that ruling are applicable to, and have been followed in, all other transactions. There are no further transactions or tax years subject to the review. No further information is disclosed due to the sensitive nature of this litigation.

Liquidity support

Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposits.

Notes to the consolidated financial statements

Note 9. Note to the cash flow statements

Reconciliation of net cash provided by/(used in) operating activities to net profit for the period:

	Half Year Ended
	31 March	30 September	31 March
	2009	2008	2008
	$m	$m	$m
Reconciliation of net cash provided by operating activities to net profit
Net profit	2,216	1,697	2,235
Adjustments:
Depreciation and amortisation	257	167	161
Increase/(decrease) in sundry provisions and other non-cash items	494	483	(515)
Impairment charges	1,575	513	450
Decrease/(increase) in derivative financial instruments	19,686	(1,349)	(4,865)
Decrease/(increase) in trading assets	15,744	(15,266)	(2,731)
Increase/(decrease) in trading liabilities	(9,589)	6,165	2,305
Decrease/(increase) in accrued interest receivable	208	54	(334)
Increase/(decrease) in accrued interest payable	669	305	165
Increase/(decrease) in current and deferred tax	485	(291)	(98)
Increase/(decrease) in provision for income tax	—	22	—
Net cash provided by/(used in) operating activities	31,745	(7,500)	(3,227)
Details of assets and liabilities of controlled entities and businesses disposed (1)
Cash	—	—	12
Total assets (financial and tangible)	—	—	208
Total liabilities	—	—	(155)
Net assets of entities and businesses disposed	—	—	65
Gain on disposal	—	—	17
Cash consideration (net of sale costs)	—	—	82
Less: cash deconsolidated	—	—	(12)
Cash consideration (net of sale costs and cash held)	—	—	70
Details of assets and liabilities of controlled entities and businesses acquired (2),(3)
Total assets (financial and tangible)	147,882	—	42
Identifiable intangible assets	2,493	—	38
Total liabilities	(144,773)	—	(74)
Fair value of identifiable net assets acquired	5,602	—	6
Goodwill	6,147	—	131
Shares issued	(12,120)	—	—
Minority interests	(7)	—	—
Cash (acquired)/paid (net of transaction costs)	(378)	—	137

(1)	During the 2008 financial year Westpac disposed of operations that were warehoused as part of its specialised capital group.
(2)	Details of assets and liabilities recognised by the Group due to the merger with St.George are set out in Note 12.
(3)

In the half year ended 31 March 2008, the Group acquired 100% of the share capital of RAMS Franchising Pty Limited (now known as RAMS Financial Group Pty Limited), a franchise distribution business offering mortgage origination services.

Note 10. Events subsequent to balance date

On 30 April 2009 final orders were handed down in respect of proceedings concerning the Bell Group of companies, details of the potential impact on Westpac are set out in Note 8 on page 23.

Note 11. Consolidated statement of changes in shareholders’ equity for the half year ended 31 March 2009

Westpac Banking Corporation and its controlled entities

		Half Year Ended
		31 March	30 September	31 March
		2009	2008	2008
	Note	$m	$m	$m
Share capital
Balance as at beginning of period		6,593	6,258	6,011
Shares issued:
Under dividend reinvestment plan	6	1,364	359	345
Under option and share right schemes		2	15	15
Under SGB merger		12,123	—	—
Institutional placement		2,465	—	—
Share Purchase Plan		440	—	—
Acquisition of Hastings Funds Management Limited		9	—	—
Shares purchased for delivery upon exercise of options and share rights (net of tax)		(8)	(58)	(57)
(Acquisition)/disposal of treasury shares		(27)	20	—
(Acquisition)/disposal of RSP treasury shares		(11)	(1)	(56)
Balance as at period end		22,950	6,593	6,258
Available-for-sale securities reserve
Balance as at beginning of period		28	27	(2)
Net gains/(losses) from changes in fair value		(16)	(7)	40
Exchange differences		—	15	—
Income tax effect		3	(8)	(13)
Transferred to income statements		60	1	2
Income tax effect		(19)	—	—
Balance as at period end		56	28	27
Share-based payment reserve
Balance as at beginning of period		346	310	257
Current period movement		46	36	53
Balance as at period end		392	346	310
Cash flow hedging reserve
Balance as at beginning of period		(61)	73	97
Net gains/(losses) from changes in fair value		(149)	(186)	(34)
Income tax effect		47	58	7
Transferred to income statements		(34)	(10)	5
Income tax effect		10	4	(2)
Balance as at period end		(187)	(61)	73
Foreign currency translation reserve
Balance as at beginning of period		(57)	(165)	(160)
Exchange differences on translation of foreign operations		132	99	(13)
Tax on foreign currency translation adjustment		(17)	8	9
Other		—	1	(1)
Balance as at period end		58	(57)	(165)
Total reserves		319	256	245
Movements in retained profits were as follows:
Balance as at beginning of period		10,698	10,588	9,716
Effect of change in accounting policy for actuarial gains/(losses) on defined benefit obligations		—	—	111
Actuarial gains/(losses) on defined benefit obligations		(224)	(235)	(143)
Effects of initial adoption of revised policy in the accounting for customer loyalty programmes		—	—	(34)
Net profit for the year		2,175	1,657	2,202
Final dividend for prior year		(1,362)	—	(1,265)
Interim dividend for prior year		—	(1,311)	—
Other		—	(1)	1
Balance as at period end		11,287	10,698	10,588

Notes to the consolidated financial statements

Note 12. Merger with St.George Bank Limited

On 1 December 2008, Westpac completed its merger with St.George by way of a scheme of arrangement. This merger, originally announced on 13 May 2008, was approved by holders of St.George ordinary shares on 13 November 2008 and subsequently approved by the Federal Court of Australia on 17 November 2008. For consolidation purposes, the transaction is considered to be effective from 17 November 2008. Westpac obtained 100% of the ordinary shares in St.George for $12,165 million, satisfied by $49 million in cash (including transaction costs of $45 million and net costs of $4 million for the on market purchase of Westpac ordinary shares to replace existing St.George employee share based payment arrangements) and the issue of approximately 743 million new Westpac ordinary shares at a fair value of $16.32 per share, based on the closing price of Westpac ordinary shares on the ASX on 17 November 2008. The cost of the merger includes directly attributable costs including consultancy, legal, accounting and other professional fees.

The principal activities of St.George are the provision of wholesale mortgages, business lending, wealth management and retail banking services.

Details of the purchase consideration are set out below:

$m
Fair value of 743 million Westpac ordinary shares issued in exchange for St.George ordinary shares (1)	12,116
Fair value of Westpac restricted and unrestricted shares issued to St.George employees in exchange for existing share based instruments held by them	4
Direct costs relating to the merger	45
Total purchase consideration	12,165

(1)               Excluding the fair value of $3 million of shares issued to an employee share trust controlled by St.George.

Note 12. Merger with St.George Bank Limited (continued)

Details of the fair value of the identifiable assets and liabilities acquired and goodwill are set out below:

	Pre-acquisition carrying amount $m	Recognised values on acquisition $m
Assets
Cash and balances with central banks	423	423
Due from other financial institutions	10,357	10,357
Derivative financial instruments	7,155	7,155
Trading securities	6,702	6,702
Available-for-sale-securities	2,410	2,252
Loans	120,820	120,133
Life insurance assets	59	59
Goodwill (pre-merger)	1,186	—
Intangible assets excluding goodwill:
Core deposit intangible	—	1,494
Brand names	—	636
Distribution relationships financial planners	—	191
Customer relationships credit cards	—	89
Software	190	83
Property, plant and equipment	337	321
Current tax assets	63	63
Deferred tax assets	258	—
Other assets	851	840
Total assets	150,811	150,798
Liabilities
Due to other financial institutions	5,756	5,756
Deposits at amortised cost	84,540	84,754
Derivative financial instruments	3,322	3,314
Other trading liabilities and other financial liabilities designated at fair value	6,829	6,838
Debt issues	35,287	34,579
Acceptances	3,009	3,009
Deferred tax liabilities	—	122
Life insurance policy liabilities	38	38
Provisions	858	865
Other liabilities	1,562	1,730
Total liabilities (excluding loan capital)	141,201	141,005
Loan capital
Subordinated bonds, notes, and debentures (1)	3,397	3,768
Total loan capital	3,397	3,768
Total liabilities and loan capital	144,598	144,773
Net assets	6,213	6,025
Minority interests		(7)
Net identifiable assets and liabilities attributable to Westpac Banking Corporation		6,018
Goodwill		6,147

(1)

In addition to the fair value of St.George loan capital, the recognised value on acquisition also includes the reclassification of St.George SAINTS ($350 million) and SPS ($150 million) hybrid instruments that were previously included as part of St.George’s shareholders’ equity.

Notes to the consolidated financial statements

Note 12. Merger with St.George Bank Limited (continued)

Goodwill

Goodwill arose in the business combination as the difference between the consideration paid and the fair value of net assets, identifiable intangible assets and contingent liabilities acquired. The goodwill balance is attributed to the skills and talent of the acquired business workforce, the benefit of expected head office and operational synergies, revenue growth and future market developments. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be measured reliably or they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged either individually or together with any related contracts.

Due to the complexity and timing of this merger, the fair values currently established are provisional and are subject to further review during the 12 month period following the merger. This could alter assets and liabilities as currently disclosed for 31 March 2009.

Following the redemption of St.George’s hybrid instruments, namely the St.George CPS, St.George CPS II and St.George SPS, on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. This will result in the reset of the tax base of certain St.George assets. No adjustment has been made to estimate the reset tax base of St.George’s assets for the purposes of preparing these interim financial statements, as the financial effect of these entities joining the Westpac tax consolidated group has not been finalised. When the reset tax bases are finalised, they may result in material adjustments to certain deferred tax balances recognised by the Group with corresponding adjustments to goodwill or the reported results of the Group depending on when the deferred tax balances arose.

During the period 18 November 2008 to 31 March 2009, St.George contributed $430 million to the consolidated net profit for the half year.

If the merger had occurred on 1 October 2008, Group revenue would have been $20,035 million for the half year and net profit would have been $2,356 million. This pro-forma financial information uses St.George data for the six month period ended 31 March 2009 and represents the historical operating results of St.George, reported in accordance with their pre-merger accounting policies.

Statutory statements

DIRECTORS’ DECLARATION

In the Directors’ opinion:

a.	the consolidated financial statements and notes set out on pages 11 to 29 are in accordance with the Corporations Act 2001, including that they:
(i)	comply with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(ii)

give a true and fair view of the Group’s financial position as at 31 March 2009 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half year ended on that date; and

b.	there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

E.A. Evans	G.P. Kelly
Chairman	Managing Director and Chief Executive Officer

Sydney 6 May 2009

PricewaterhouseCoopers ABN 52 780 433 757

Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999 www.pwc.com/au

Independent auditor’s review report to the members of Westpac Banking Corporation

Report on the half year financial report

We have reviewed the accompanying half year financial report of Westpac Banking Corporation, which comprises the balance sheet as at 31 March 2009, and the income statement, statement of recognised income and expense and cash flow statement for the half year ended on that date, other selected explanatory notes and the directors’ declaration for the Westpac Banking Corporation Group (the consolidated entity). The consolidated entity comprises both Westpac Banking Corporation (Westpac) and the entities it controlled during that half year.

Directors’ responsibility for the half year financial report

The directors of Westpac are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the Directors also state that the consolidated financial statements comply with IAS 34 Interim Financial Reporting.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 March 2009 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Westpac Banking Corporation, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Westpac Banking Corporation:

a.	is not in accordance with the Corporations Act 2001 including:
(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 March 2009 and of its performance for the half year ended on that date; and
(ii)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001; and
b.	does not comply with IAS 34 Interim Financial Reporting as disclosed in Note 1.

PricewaterhouseCoopers

I.L. Hammond	Sydney, Australia
Partner	6 May 2009

Liability limited by a scheme approved under Professional Standards Legislation.